UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   WILLIAM M. DALEY
   175 East Houston Street
   TX, San Antonio 78205-2233
2. Issuer Name and Ticker or Trading Symbol
   SBC Communications Inc. (SBC)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/31/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |1/31/ |      |A   | |2332              |A  |N/A        |                   |D     |                           |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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Common Stock        |1/31/ |      |A   | |34951             |A  |N/A        |37345              |D     |                           |
                    |2003  |      |2   | |                  |   |           |                   |      |                           |
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Common Stock        |1/31/ |      |F   | |1854.4            |D  |42.440     |                   |I     |By benefit plans           |
                    |2003  |      |3   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |1/31/ |      |A   | |757.813           |A  |24.440     |                   |I     |By benefit plans           |
                    |2003  |      |4   | |                  |   |           |                   |      |                           |
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Common Stock        |1/31/ |      |D   | |2332              |D  |24.440     |                   |I     |By benefit plans           |
                    |2003  |      |5   | |                  |   |           |                   |      |                           |
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Common Stock        |1/31/ |      |D   | |2332              |D  |N/A        |                   |I     |By benefit plans           |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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Common Stock        |1/31/ |      |A   | |6518.4            |A  |N/A        |4909.448           |I     |By benefit plans           |
                    |2003  |      |6   | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Employee Stoc|$24.440 |1/31/ 2|      |A   | |121429 8   |A  |9    |01/31|Common Stock|121429 |       |121429      |D  |            |
k Option (rig|        |003    |      |7   | |           |   |     |/2013|            |       |       |            |   |            |
ht to buy) - |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
IP           |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Represents portion of the performance shares distributed in SBC shares and are now held directly.
2. Grant of restricted stock.
3. Mandatory tax withholding on distribution of performance shares.
4. Acquisition of shares through company benefit plans, including deferred stock units settled only in stock on a 1-for-1 basis as provided for in the plan.
5. Represents portion of the performance shares distributed in cash.
6. Total performance shares distributed.
7. Issued under the 2001 Incentive Plan at no additional cost to the participants.
8. Represents number of options granted. Employee may purchase one share of SBC common stock per option.
9. Options vest in three equal annual increments beginning on 01/31/04, the first anniversary date of the grant.
SIGNATURE OF REPORTING PERSON
WILLIAM M. DALEY
By: Joy Rick, Attorney-in-fact for William M. Daley
DATE
2/4/2003